WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-484-9883
e-mail:  wmslaw@tampabay.rr.com

September 30, 2010

Beverley Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Hermes Jets, Inc.
Registration Statement on Form S-1
Amendment No. 6.
File No. 333-164524

Dear Ms. Singleton:

We have filed on EDGAR the above Amendment No.6.

Page number references in the attached Response Table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	26	In response to your comment, we have changed the monthly burn rate to $10,000.
2 .	36, 26	In response to your comments, we have reflected the change in amount due to related party as operating activity. Accordingly we have revised the MD&A narrative.